SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2015
(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.

(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.

(Translation of Registrant's name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil

(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form20-F    X      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                    No       X

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

www.voegol.com

GOL
Linhas aéreas inteligentes

Public Meeting with Analysts and Investors
January 2015

Paulo Kakinoff
CEO

Assessment and Key Challenges

- **GOL** is successfully carrying out a broad restructuring of its operations
- **GOL** has **130 firm aircraft orders** with Boeing, worth a total of **~USD16 billion**, for fleet renewal through 2026
- Going forward, **GOL** will have opportunities to deploy significant investments to grow its fleet, serve new routes, and consolidate its prominent position in the domestic market
- However, due to local corporate law and aviation regulations, **GOL's** current corporate structure significantly limits its ability to raise capital via equity capital markets
- In addition, **GOL** continually seeks to improve its corporate governance standards to ensure its prominent position in the domestic market

The company is proposing a new corporate structure to its shareholders to address these challenges going forward

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Steps to Achieve Proposed Corporate Structure

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1. Increase of economic rights attributed to each preferred share by 35x
2. Split of common shares at ratio of 35:1
3. Enhancement of the company's corporate governance
4. Lock-up for the common and preferred shares of the controlling shareholder
5. Adoption of tender offer requirement upon acquisition of 30% equity interest (creeping takeover tender offer)

Approval by vote of the majority of the minority

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What Does GOL Intend to Achieve?

Substantial increase in GOL's capitalization capacity

Proposal aims to increase GOL's ability to raise long-term capital and optimize the company's capital structure

GOL
Linhas aéreas inteligentes

Best-in-class corporate governance

With the proposed measures, GOL intends to enhance its corporate governance structure

With the proposed measures, GOL intends to increase its capitalization capacity and enhance its corporate governance

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www.voegol.com

GOL

Linhas aéreas inteligentes

Public Meeting with Analysts and Investors
January 2015

Edmar Lopes
CFO

GOL's Current Shareholder Structure

Shareholder Structure

FIP Volluto (controlling shareholder)
- Common: **100.0%**
- Preferred: **22.2%**
- Economic stake: **62.6%**

Free Float
- Common: **0.0%**
- Preferred: **77.8%**
- Economic stake: **37.4%**

GOL – Linhas aéreas inteligentes (NÍVEL 2 BOVESPA BRASIL)

- VRG Linhas Aéreas – 100%
- GOL Dominicana – 100%
- GOL Finance Cayman – 100%
- GOL LuxCo – 100%
- GAC – 100%
- Smiles – 54.5% (NOVO MERCADO BM&FBOVESPA)

Shares breakdown

Type of Share	No. of Shares	% of Total
Common	143.9mn	52.0%
Preferred	132.9mn	48.0%

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Limitations Imposed by GOL's Current Structure

Restrictions Imposed by Regulations		GOL's Current Status		Limitations
At least 80% of common shares must be held by Brazilian citizens Transfers of common shares to non-Brazilian requires prior approval (no listing option)	+	All common shares are currently held by the controlling shareholder	=	Common shares offer limited room for capitalization
Preferred shares must not exceed 50% of total shares	+	Preferred shares represent 48.0% of all outstanding shares	=	Very limited number of preferred shares can be issued by GOL

1. GOL's current structure significantly limits the company's ability to raise capital from public investors
2. The airline sector is capital intensive, and these restrictions harm the company's position vis-à-vis its competitors

GOL's current corporate structure poses significant limitations for the company

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Proposed Structure

Common

Split of common shares

Each common share is split at ratio of 35:1, thus increasing the number of common shares by 35x

1 common share → 35x → 35 common shares

Preferred

Increase in economic rights of preferred shares

Increase in economic rights of each preferred share by 35x (in relation to each common share)

1 preferred share → 35x → 1 preferred share with 35x the economic rights

The operation will result in a significant increase in the number of outstanding common shares with no change in the distribution of economic stakes

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Effect on Company's Shareholder Structure

Current proportion

FIP Volluto (controlling shareholder)

Common: **100.0%**
Preferred: **22.2%**
Economic stake: **62.6%**

Free Float

Common: **0.0%**
Preferred: **77.8%**
Economic stake: **37.4%**

GOL Linhas aéreas inteligentes

Shares breakdown

Type of Share	No. of Shares	% of Total
Common	143.9mn	52.0%
Preferred	132.9mn	48.0%

After the operation

No change to voting or economic stakes

FIP Volluto (controlling shareholder)

Common: **100.0%**
Preferred: **22.2%**
Economic stake: **62.6%**

Free Float

Common: **0.0%**
Preferred: **77.8%**
Economic stake: **37.4%**

GOL Linhas aéreas inteligentes

Significant increase in common shares as percentage of outstanding shares

Shares breakdown

Type of Share	No. of Shares	% of Total
Common	5.0bn	97.4%
Preferred	132.9mn	2.6%

The proposed measures virtually eliminate the current restriction on GOL's issuance of new preferred shares while retaining the current voting and economic stakes of GOL's shareholders

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Pillars of Proposed New Corporate Governance Structure

GOL
Linhas aéreas inteligentes

1 Preferred shareholder rights
Enhanced governance rights for preferred shareholders

2 Board of directors
Alignment between economic interest and political power

3 Lock-up for controlling shareholder
Commitment of controlling shareholder

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Pillars of Proposed New Corporate Governance Structure

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Preferred shareholder rights

- If and when controlling shareholder holds 50% or less of economic capital, prior approval of Level 2 matters at a special meeting of preferred shareholders will be required
- Buyer of a 30% economic stake must carry out a tender offer and pay preferred shareholders 100% of highest price paid in previous 12 months (creeping takeover tender offer)
- Preferred shareholders will be entitled to separately elect up to two board members

Enhanced governance rights for preferred shareholders

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Pillars of Proposed New Corporate Governance Structure

GOL
Linhas aéreas inteligentes

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Board of directors

- If and when controlling shareholder's economic stake falls below a certain level:
  - Increase in percentage of independent board members
  - Increase in members appointed by preferred shareholders
  - Limit on controlling shareholder's power to dismiss independent board members
  - Creation of a Governance Committee to confirm the independence of independent board members appointed by controlling shareholder
- Strengthening of the statutory Audit Committee according to Brazilian law to assure adequate resources and authority

Alignment between economic interest and political power

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Pillars of Proposed New Corporate Governance Structure

GOL Linhas aéreas inteligentes

3

Lock-up for controlling shareholder

- Preferred shares - lock-up for market sales of the current shares:
  - 100% during first year
  - 50% during second year
- Common shares - converted into preferred shares and sold (in a non-private transaction):
  - Lock-up of 180 days after sales of up to 3.0% of economic capital
  - Sales greater than 3.0% of economic capital will require an organized sale process (follow-on)
- Private sale of common shares (whether or not converted into preferred shares) subjects buyer to lock-up of one year and controlling shareholder to lock-up of 6 months

Commitment of controlling shareholder

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Mechanism for Choosing Board Members

Member appointed by controlling shareholder
Delta representative (appointed by controlling shareholder)
Member appointed by preferred shareholders
Independent member (appointed by controlling shareholder)
62.6%
Creeping takeover tender offer
50.0%
Separate voting for Level 2 matters
35.0%
Seat granted to preferred shareholders
Creation of Governance Committee
15.0%
Two seats granted to preferred shareholders
Controlling shareholder loses power to dismiss independent board members
7.5%
Economic stake of controlling shareholder
Board composition (current)
4 -
1 3
Board composition
5 1
1 3
Board composition
4 2
1 3
Board composition
3 2
1 4

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Main Steps for Implementation

1

Drafting of new corporate documents

- Preparation of company's new bylaws, Notices of Material Events, and other transaction documents needed to implement proposed structure

2

Public announcement

- Publication of Notice of Material Event announcing proposed measures
- Presentation of proposed structure to GOL's shareholders to demonstrate merits of the proposal and gather feedback

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Implementation of corporate restructuring

- Approval of new company bylaws
- Approval by vote of the majority of the minority

ONGOING

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Tentative Timetable

2015 Jan

Public Announcement

- Notice of Material Event
- Public disclosure of proposed structure, including updated bylaws

2015 Feb

Formal Call for Special Meeting of Shareholders

- Call notice for special meeting of shareholders

2015 Mar

Special Meeting of Shareholders and Closing

- Notice of Material Event
- Approval of new bylaws

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Summary of Proposed Structure

- Substantial increase in GOL's capitalization capacity
- Best-in-class corporate governance
- Transparent and fully compliant with regulations
- Reaffirmation of controlling shareholder's long-term commitment
- Approval by vote of the majority of the minority

voegol.com
GOL

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Disclaimer

This presentation may contain certain statements that express GOL Linhas Aéreas Inteligentes S.A. (“GOL”) management’s expectations, beliefs and assumptions about future events or results. Such statements are not historical facts, being based on currently available competitive, financial and economic data, and on current projections about the industries in which GOL operates.

The verbs “anticipate”, “believe”, “estimate”, “expect”, “forecast”, “plan”, “predict”, “project”, “target” and other similar verbs are intended to identify these forward-looking statements, which involve risks and uncertainties that could cause actual results to differ materially from those projected in this presentation and do not guarantee any future GOL performance. The factors that might affect performance include, but are not limited to: (i) market acceptance of GOL services; (ii) volatility related to (a) the Brazilian economy and financial and securities markets and (b) the highly competitive industries GOL operates in; (iii) changes in (a) domestic and foreign legislation and taxation and (b) government policies related to the transportation markets; (iv) increasing competition from new entrants to the Brazilian markets; (v) ability to keep up with rapid changes in technological environment; (vi) ability to maintain an ongoing process for introducing competitive new products and services, while maintaining the competitiveness of existing ones; (vii) ability to attract customers in domestic and foreign jurisdictions.

All forward-looking statements in this presentation are based on information and data available as of the date they were made, and GOL undertakes no obligation to update them in light of new information or future development.

The information contained in this presentation is in summary form and does not purport to be complete. No representation or warranty, express or implied, is made concerning, and no reliance should be placed on, the accuracy, fairness, or completeness of this information. This presentation and the information contained herein are proprietary and extremely confidential and, thus, shall not be reproduced, disclosed, revealed or used by the viewer of this presentation or by its representatives, in whole or in part, except with the prior written agreement of GOL.

This presentation does not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities where such offer or sale would be unlawful prior to registration or qualification under the securities law. Securities may not be offered or sold in the United States unless they are registered or exempt from registration under the United States Securities Act of 1933, as amended. Any offering of securities to be made in the United States will be made solely by means of a confidential offering memorandum that may be obtained from the initial purchasers. Such confidential offering memorandum will contain detailed information about GOL and its business and financial results, as well as its financial statements. Neither this presentation nor anything contained herein shall form the basis of any contract or commitment whatsoever.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 21, 2015

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Edmar Prado Lopes Neto

Name: Edmar Prado Lopes Neto
Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.